Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

February 1, 2005

BY HAND AND BY EDGAR

Ms. Sara W. Dunton

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0305

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Wright Express Corporation
Registration Statement on Form S-1 (File No. 333-120679)

Dear Ms. Dunton:

On behalf of Wright Express Corporation, a Delaware corporation (the “Company”), enclosed are copies of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed on January 18, 2005. The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 28, 2005 (the “Comment Letter”). Amendment No. 3 also reflects other changes that are intended to update, clarify and render more complete the information contained therein.

Revised Pre-IPO Transaction Structure

Prior to responding to the Comments, set forth below, as requested by the Staff, is a description of the changes made to the pre-IPO structuring transactions from those reflected in prior filings of the Registration Statement.

The business of the Company is currently conducted by Wright Express LLC, a Delaware limited liability company. To facilitate the initial public offering of shares of common stock, the issuer must be a corporation. The transaction structure reflected in prior filings of the Registration Statement contemplated that the issuer would be Wright Express Corporation, a newly formed Delaware corporation. Wright Express LLC was to be contributed by Cendant Corporation (“Cendant”) to Wright Express Corporation, to be followed by a merger of Wright Express LLC with and into Wright Express Holdings Corporation, to be formed as a wholly owned subsidiary of Wright Express Corporation.

The Company has since determined to simplify the Pre-IPO transaction structure by converting Wright Express LLC into a Delaware corporation by utilizing the statutory charter conversion procedure provided by Section 18-216 of the Delaware Limited Liability Company Act (“the Charter Conversion”). In the Charter Conversion, all of the 100 outstanding membership interests in Wright Express LLC currently held by Cendant

Wright Express Corporation Form S-1

February 1, 2005

Mobility Services Corporation, a wholly owned indirect subsidiary of Cendant, will be converted into 40,000,000 shares of common stock and 500,000 shares of Series A non-voting convertible preferred stock of Wright Express Corporation. All of such shares of common stock will be sold in the initial public offering. Under Section 18-216 of the Delaware Limited Liability Company Act,

“[w]hen a limited liability company has been converted to another business form pursuant to this Section, the other business form shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the limited liability company.” The revised Pre-IPO transaction structure is reflected in Amendment No. 3.

Responses to Comments

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, we have restated and numbered each of the Comments to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 3.

General

1.	Please confirm that you will provide all information required in any preliminary prospectus you circulate pursuant to Rule 430 of the Securities Act, and also confirm that you will provide all other missing information in a subsequent amendment so that we may review it prior to effectiveness, such as the composition of the board of directors, executive compensation, the selling shareholder information and the legality opinion.

The Company hereby confirms that it has provided in Amendment No. 3 all of the information required in the preliminary prospectus that it intends to circulate to potential investors pursuant to Rule 430 of the Securities Act. The Company has also revised the disclosure in Amendment No. 3 to include information on the composition of the Company’s board of directors on pages 79-81, executive compensation on pages 82-84 and the selling stockholder on page 101. The Company hereby confirms that it will provide all other missing information, such as the remaining exhibits, including the legality opinion, in a subsequent amendment to the Registration Statement prior to its effectiveness.

Dividend Policy, page 25

2.	Please be more specific as to the purpose of the special dividend. For example, explain in greater detail what you mean when you say you are “maximizing the consideration to Cendant” and discuss whether Cendant has attached a value or cost to the disposition of its entire ownership interest in you. Also more specifically discuss how the balance receivable from Cendant will affect the dividend.

As discussed with the Staff on January 31, 2005, the Company has revised the disclosure on pages 21, 26, 46 and 97 to delete references to “maximizing the consideration to Cendant.” The Company has revised the disclosure on pages 6 and 101 to reflect that Cendant expects

Wright Express Corporation Form S-1

February 1, 2005

to receive approximately $1.1 billion in connection with the disposition of its entire interest in the Company in connection with the offering and related transactions. In addition, the Company has revised the disclosure on pages 6, 26, 97 and 101 to clarify that the total amount of the special dividend may vary from the estimated amount because the amount of excess cash on hand varies over time and the balance of the net receivable from Cendant to be cancelled as part of the special dividend will change prior to the declaration of the special dividend. As funds are generated from the Company’s operations and transferred to Cendant, the net receivable balance will increase (thereby increasing the amount of the special dividend) and as costs are allocated by Cendant to the Company’s, the net receivable will be reduced (thereby reducing the amount of the special dividend).

Capitalization, page 26

3.	Please discuss in your capitalization disclosures the business purpose for paying a special dividend to Cendant of approximately $310.3 million. Similar disclosures should also be provided in the notes to your pro forma financial information.

The Company does not believe that the business purpose for the special dividend needs to be separately disclosed in the “Capitalization” section or in the notes to the unaudited pro forma combined financial statements. As discussed with the Staff on January 31, 2005, the business purpose of the special dividend is the same as the business purpose for any dividend, namely, to make a distribution to the Company’s sole stockholder. The Company has disclosed in the “Capitalization” section and on the face of the unaudited pro forma combined financial statements the pro forma effects of the special dividend to Cendant on the Company’s financial statements. However, since the amount of the special dividend and its pro forma effect have been so disclosed, the Company does not believe that Cendant’s motivation for requiring the Company to declare the special dividend would provide any meaningful additional disclosure to potential investors.

Notes to Unaudited Pro forma Combined Financial Statements, page 34

4.	We note from your response to prior comment 7 that the company will include an estimated amount of restricted stock units based on the midpoint of the estimated offering price range in the preliminary prospectus prior to its circulation to potential investors. Please include such information including the amounts and terms of the options and restricted stock units and the amount of expense to be recognized in the MD&A and in notes to the pro forma financial information prior to the planned effectiveness of your S-1 registration statement.

The Company has revised the disclosure on pages 34 and 49 in response to the Staff’s Comment.

5.	Please explain why the amount of the adjustment to eliminate costs allocated by Cendant for the year ended December 31, 2003 as reflected in pro forma

Wright Express Corporation Form S-1

February 1, 2005

adjustment (1) of $2.5 million is significantly less than the amounts of allocated costs disclosed in the table on page 51 of $1,854 and $2,329, or approximately $4.3 million. Please reconcile and revise these disclosures. If all of these costs will no longer be allocated to the company, they should be reflected in a pro forma adjustment to the company’s pro forma statement of operations.

The reasons for the difference in the amounts are essentially the same as those stated in the Company’s response to Comment No. 5 in its response letter to the Staff dated January 18, 2005. Cendant allocates costs to the Company primarily based on the Company’s usage of services and the amount of the Company’s revenues. As the Company has grown historically, Cendant has increased these cost allocations. Because the Company expects future growth, it would expect to continue to experience increased cost allocations over time if it were to remain a subsidiary of Cendant. The Company would expect that costs allocated to the Company for a 12-month period ended December 31, 2003, which were reflected in Amendment No. 2, and for the 12-month period ending December 31, 2004, which are now reflected in Amendment No. 3 would be lower than costs that would be allocated to it if it were to remain a subsidiary of Cendant for a 12-month period ending on or about February 15, 2006. In light of the Staff’s Comment, the Company has reviewed the prior disclosure on page 49 and concluded that it was not clear that the cost allocations presented are estimates of future cost allocations as opposed to actual historical cost allocations. The Company has clarified this disclosure in Amendment No. 3.

6.	We note your response to prior comment 6 but continue to have concern that certain amounts reflected in adjustment (1) may not be factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. In this regard, in order for adjustments to be considered “factually supportable,” they must be supported by written contracts, employment agreements, or other contractual arrangements that have been finalized rather than on the basis of vendor quotes or estimates. Please revise your pro forma statements of operations to eliminate those adjustments that are not considered factually supportable. To the extent that you expect the amount of expenses incurred for the various matters reflected in adjustment (1) to exceed those which are “factually supportable,” this matter should be disclosed in the notes to the pro forma financial information along with an explanation of why they arc not reflected in the pro forma statements of operations (i.e., because they are not factually supportable).

As discussed with the Staff on January 31, 2005, the Company believes that the costs comprising each adjustment it has made to salary and other expenses, service expenses and other expenses as stated in Note (1) to the unaudited pro forma combined financial

Wright Express Corporation Form S-1

February 1, 2005

statements are factually supportable. In support of the adjustments relating to service expenses and other expenses, the Company has interviewed vendors, received either written quotes or formal proposals from such vendors and selected the vendors that it will use when it becomes a stand-alone public company. In support of the adjustments relating to salary and other expenses associated with additional employees the Company will hire in its finance, legal and human resources departments, the Company has prepared detailed job descriptions, completed a market analysis of appropriate compensation levels for such positions and compared these amounts to information provided by independent third-party sources. The Company is currently interviewing candidates for all of the positions identified and has extended offers to some individuals. The Company expects to hire individuals in these positions shortly after completion of the offering.

7.	Revise footnote (2) to disclose the significant assumptions used to calculate or determine this adjustment.

The Company has revised the disclosure on page 34 in response to the Staff’s Comment.

8.	Revise footnote (5) to disclose the significant assumptions used to calculate or determine the amount of this adjustment. In this regard, please disclose the amount of financing costs expected to be incurred and the method and period used to amortize them to expense.

The Company has revised the disclosure on page 35 in response to the Staff’s Comment.

9.	Please revise footnotes (4), (5), and (6) to separately disclose the amounts of each of these adjustments.

The Company has revised the disclosure on page 35 in response to the Staff’s Comment.

10.	Please complete disclosure of your pro forma basic and diluted earnings per share and the related weighted average share information prior to the planned effectiveness of your Form S-1 registration statement. The pro forma adjustments for the tax receivable agreement will also require completion prior to the effectiveness of your Form S-1 registration statement.

The Company has not included an adjustment to earnings per share of common stock or the weighted average shares of common stock outstanding to reflect the dilutive effect of the conversion of existing equity awards related to Cendant common stock into equity awards related to the Company’s common stock in connection with the completion of the initial public offering as factual support for such adjustments will not exist until completion of the offering. The Company has disclosed its estimate of the amount of shares of common stock underlying the equity awards to be issued and the impact to earnings per share in Note (8) to the unaudited pro forma combined financial statements. The Company also supplementally informs the Staff that the estimated impact on its earnings per share associated with these equity awards is immaterial.

Wright Express Corporation Form S-1

February 1, 2005

Consolidated Balance Sheets, page F-2

11.	We note your response to prior comment 11 that SAB Topic 1:B:3 does not specifically require that such disclosure be included in the historical financial statements and that you believe the pro forma financial statements on pages 30 to 36 contain all the required information specifically outlined in SAB-Topic 1:B:3. However we continue to believe that retroactive effect of the dividend that the company plans to pay to Cendant prior to the completion of its public offering should be included in the balance sheet for the most recent interim period presented, or a pro forma balance sheet should be presented alongside the company’s historic balance sheet for the most recent interim period giving effect to the dividend. We believe such disclosure is necessary in the historical financial statements of the company since it shows the company’s revised equity structure (including the impact of the dividend to be paid to Cendant) immediately prior to the offering. Please revise your statements accordingly.

The Company has revised the disclosure on page F-3 in response to the Staff’s Comment.

Note 18. Subsequent event, page F-44

12.	Please explain why the disclosures related to the company’s dividend payments to its parent company during 2004 are included in a “Subsequent events” note to the company’s audited financial statements.

The Company has revised the disclosure on page F-30 in response to the Staff’s Comment.

13.	Please revise the company’s “subsequent event” disclosures to disclose the nature and significant terms of the various transactions that will be completed prior to the company’s planned public offering. In this regard, please disclose the terms of each of the following transactions:

•	The planned dividend payment that the company will pay to Cendant prior to the completion of the offering.

•	The terms of the new credit agreement and revolving credit facility that the company plans to enter into prior to the offering. As part of the revised disclosure, please indicate the restrictions on the Company’s ability to pay dividends imposed by the terms of this agreement. Refer to the requirements of Rule 4-08(e) of Regulation S-X.

•	The number of shares of common stock and the number and terms of the non-voting convertible preferred stock that will be issued to a wholly owned subsidiary of Cendant in connection with the merger of Wright Express LLC with and into Wright Express Holding Corporation. These disclosures should include the dividend requirements associated with the preferred shares and the terms under which the convertible preferred stock is convertible into the company’s common shares.

Wright Express Corporation Form S-1

February 1, 2005

•	The terms of the transition services agreement and the tax receivable agreement that the company will enter into with Cendant.

MD&A should also be revised to include a discussion of all these transactions and their impact on the company’s financial condition and future results of operations.

The Company has revised the disclosure in Note 18 on page F-30 and on pages 45, 46, 48 and 49 in “Management’s discussion and analysis of financial condition and results of operation” in response to the Staff’s Comment.

Part II. Recent sales of unregistered securities, page II-2.

14.	Please describe the facts relied upon to make the Section 4(2) exemption available for the future issuance of common stock and Series A non-voting convertible preferred stock to Cendant Mobility Services Corporation. Supplementally provide us with a brief analysis as to why the planned offering to Cendant Mobility Services should not be integrated with this public offering.

The Company has revised the disclosure under Item 15 in Part II of the Registration Statement to reflect the new pre-IPO structuring transactions, including the Charter Conversion as described above, and to clarify that the issuance of common stock and Series A non-voting convertible preferred stock to Cendant Mobility Services Corporation will take place prior to completion of the public offering.

The Company believes that the issuance of common stock and Series A non-voting convertible preferred stock to Cendant Mobility Services Corporation in the Charter Conversion pursuant to Section 18-216 of the Delaware Limited Liability Company Act is exempt from registration under the Securities Act pursuant to Section 3(a)(9) and Section 4(2) of the Securities Act as the common stock and the Series A non-voting convertible preferred stock will be (a) exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange and (b) issued in a transaction not involving a public offering.

With respect to the exemption under Section 3(a)(9), the Company notes that, as provided by Section 18-216 of the Delaware Limited Liability Company Act, “[w]hen a limited liability company has been converted to another business form pursuant to this Section, the other business form shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the limited liability company.”

With respect to the exemption under Section 4(2), the Company believes that the issuance, prior to completion of the initial public offering, of the common stock and the Series A non-voting convertible preferred stock to Cendant Mobility Services Corporation should not be integrated with the public offering because the policy position announced by the Division of Corporation Finance in Black Box Incorporated (avail. June 26, 1990), as amplified by Squadron, Ellenoff, Pleasant & Leher (avail. Feb. 28, 1992), applies in this circumstance. The issuance and sale to Cendant Mobility Services Corporation would be considered a valid private placement if viewed separately. Cendant Mobility Services Corporation is a large institutional accredited investor, with total assets valued in excess of $1 billion.

Finally, the Company understands that the Staff has confirmed in other instances that restructuring or formation transactions outside of the roll-up context will not be integrated

Wright Express Corporation Form S-1

February 1, 2005

with an initial public offering that they were undertaken to facilitate, so long as the restructuring or formation transactions, if viewed separately, complied with an exemption from registration under the Securities Act. This position would have been partially codified by the Commission’s 1998 release proposing comprehensive changes to the regulation of the securities offering process. See Release No. 33-7606A (Nov. 13, 1998). Examples of such transactions are the issuance of common stock to founders followed by an initial public offering, the conversion of outstanding founder debt to common stock or the conversion of interests in a limited liability company to common stock of a corporation in connection with an initial public offering. The Company believes that the issuance of common stock and Series A non-voting convertible preferred stock to Cendant Mobility Services Corporation in the Charter Conversion falls within these categories.

Confidential Treatment Request Application

15.	After we have reviewed your application for confidential treatment we will provide comments, if any, in a separate letter.

The Company acknowledges the Staff’s Comment.

* * * * *

If you have any questions regarding the foregoing or the Registration Statement, please contact Gregory Fernicola at (212) 735-2918 or Joshua Goldstein at (212) 735-3462.

Very truly yours,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

On behalf of the Company

Attachments
cc:	Johanna Vega Losert
Claire Lamoureux
Linda Cvykel
Eric J. Bock
Hilary A. Rapkin
Vincent J. Pisano